UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 26, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Chrysler Group LLC

File No. 000-54282 - CF#26583

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Chrysler Group LLC submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10 filed on February 25, 2011, as amended.

Based on representations by Chrysler Group LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through June 10, 2017
Exhibit 10.5	through June 10, 2017
Exhibit 10.6	through June 10, 2017
Exhibit 10.10	through March 30, 2020
Exhibit 10.11	through March 30, 2020
Exhibit 10.20	through April 30, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel